MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”) for the period ended March 31, 2014 is as of May 8, 2014. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2014 and our MD&A for the year ended December 31, 2013. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™ and AGGRASTAT™, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck, known as MSD outside the United States and Canada, our intention to continue discussions with the U.S. Food and Drug Administration regarding potential development plans for the vernakalant programs in the United States, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital, cardiology products, BRINAVESSTM and AGGRASTATTM, which are commercially available in numerous markets outside of the United States.

BRINAVESSTM (vernakalant (IV)), was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults (for non-surgery patients with atrial fibrillation of seven days or less) and for use in post-cardiac surgery patients with atrial fibrillation of three days or less. BRINAVESSTM is recommended as a first-line therapy in the European Society of Cardiology atrial fibrillation guidelines for the cardioversion of recent-onset atrial fibrillation in patients with no, or minimal, structural heart disease.

AGGRASTATTM (tirofiban HCL) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in Acute Coronary Syndrome (“ACS”) patients. We acquired the ex-U.S. marketing rights to AGGRASTATTM as part of the transaction in which we also acquired Correvio LLC (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November of 2013.

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Both BRINAVESSTM and AGGRASTATTM are available commercially outside of the United States either directly through our own sales force in Europe or via our distributor and partner network in other parts of the world.

BRINAVESS™ (Vernakalant (IV))

We have exclusive, global marketing rights to BRINAVESSTM, the intravenous formulation of vernakalant, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from Merck Sharp & Dohme Corp. (“Merck”) and its affiliates to us, which has been delayed in certain jurisdictions due to routine regulatory requirements and is expected to be completed in the first half of 2014. Prior to September 2013, global marketing rights to vernakalant (IV) were held by Merck under two collaboration and license agreements (the “Collaboration Agreements”).

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant (IV), regardless of indication, dosage form or dose level. The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required.

In August 2009, we, together with our former partner Astellas, announced that Astellas would undertake a single confirmatory additional Phase 3 clinical trial (“ACT 5") under a Special Protocol Assessment. The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for vernakalant (IV). ACT 5 began enrolment of recent onset atrial fibrillation patients without a history of heart failure in October 2009.

In October 2010, a clinical hold was placed on the ACT 5 study of vernakalant (IV) following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV).

In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (IV) in North America. All terms, responsibilities and payments that Astellas committed to under the North American Vernakalant (IV) Agreement were assumed by Merck without change. Merck and the FDA agreed to terminate the ACT 5 study. Merck began discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States.

Merck was responsible for 75% of all the remaining development costs related to seeking regulatory approval in North American markets, and all marketing and commercialization costs for vernakalant (IV) in North America. Under the North American Vernakalant (IV) Agreement we had the right to additional milestone payments with respect to any subsequent drugs developed under the agreement.

In September 2012, Merck gave notice to us of its termination of the North American Vernakalant (IV) Agreement. In May 2013, we completed the transfer of sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the transfer of the NDA for vernakalant (IV) from Merck to us. We intend to continue discussions with the FDA regarding potential development paths for the vernakalant programs in the United States.

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Rest of World (Outside North America)

In April 2009, we entered into the Collaboration Agreements with Merck for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of Merck with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, Merck paid us an initial fee of $60.0 million. In addition, we were eligible to receive up to an additional $200.0 million in payments, of which we received $45.0 million, based on the achievement of certain milestones associated with the development and approval of vernakalant products, and up to $100.0 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations. Also, we were eligible to receive tiered royalty payments on sales of any approved products and had the potential to receive up to $340.0 million in additional milestone payments based on achievement of significant sales thresholds. Merck was responsible for all costs associated with the development, manufacturing and commercialization of these product candidates.

In July 2009, our former partner Merck submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union, and as a result of the submission we received a $15.0 million milestone payment from Merck.

In June 2010, the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval of vernakalant (IV) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults and in September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESSTM in the European Union, Iceland and Norway. This milestone triggered a $30.0 million milestone payment from Merck. After receipt of marketing approval, Merck began its commercial launch of BRINAVESSTM in a number of European countries.

In September 2012, Merck gave notice to us of its termination of the Collaboration Agreements. On April 25, 2013, we entered into a Transition Agreement with Merck (the “Transition Agreement”) to amend and supplement the provisions of the Collaboration Agreements governing their rights and responsibilities in connection with the termination of the Collaboration Agreements and transfer of rights to, and responsibilities for, vernakalant to us. Pursuant to the Transition Agreement, we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) on April 25, 2013. Regulatory product rights and product distribution responsibility were transferred to us upon transfer of the marketing authorizations in the relevant countries, subject to the ongoing transfer of certain rights from Merck and its affiliates to us, which has been delayed in some jurisdictions due to routine regulatory requirements and is expected to be completed in the first half of 2014.

In June 2013, we announced the decision by the European Commission to allow the transfer of the centrally-approved marketing authorisation for BRINAVESSTM from Merck to us. We are now the marketing authorization holder for BRINAVESSTM in the member states of the European Union. As a result, royalties on sales and the promotional services fee we previously received from Merck ceased on July 1, 2013 and we began benefiting from all sales of BRINAVESSTM throughout the world.

On September 16, 2013, we announced the completion of the transfer from Merck to us of commercialization responsibility for BRINAVESSTM in the European Union and the responsibility to complete the post-marketing study for BRINAVESSTM. We are now supplying BRINAVESSTM under our own trade dress in the European Union.

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During Q1-2014, we continued to seek new partners to distribute BRINAVESSTM. We entered into commercialization agreements with Tamro AB, Nomeco A/S, Logista Pharma S.A. and VIANEX, S.A. to distribute BRINAVESSTM in Sweden, Denmark, Spain and Greece, respectively. In addition, we announced that our partner, AOP Orphan Pharmaceuticals AG, headquartered in Vienna, Austria, is now making BRINAVESSTM available to physicians and patients in Switzerland, the Czech Republic, Poland, Slovenia, Slovakia, Hungary, Latvia and Romania.

Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. In July and September 2006, we announced positive top line results for the sequential 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral). In July 2008, we announced positive clinical results from the Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral).

In April 2009, we entered into the Collaboration Agreements with Merck for the development and commercialization of vernakalant. The agreement provided an affiliate of Merck with exclusive global rights to vernakalant (oral).

In November 2011, Merck completed an additional multiple rising-dose Phase I study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that Merck had scheduled, to start in late 2011, an additional Phase I trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures.

In March 2012, Merck informed us of its decision to discontinue further development of vernakalant (oral). In September 2012, we announced that Merck would return the global marketing and development rights for vernakalant (oral) to us in connection with Merck’s termination of the Collaboration Agreements. In May 2013, we completed the transfer of sponsorship of the IND for vernakalant (oral) from Merck to us. We are continuing to assess the appropriate development plan for vernakalant (oral).

AGGRASTAT™ for Acute Coronary Syndrome

AGGRASTAT™ contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT™ is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NONSTEMI – non-ST-elevation myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention or PCI, a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium)) with or without the placement of a coronary stent. AGGRASTAT™ is administered intravenously, and has been on the market for many years with an excellent safety and efficacy profile.

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Pre-clinical

We continue to support pre-clinical research and development work externally through academic research collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, to responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

The following table summarizes the current status of our programs:

Program	Stage of Development	Current Status
Vernakalant (IV)	FDA New Drug Application (NDA)	Approvable letter received in 2008

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESSTM

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study	Study terminated as part of Merck’s termination of the Collaboration Agreements
Analysis of data ongoing
Phase 3 ACT 5 study
Study terminated
Post approval study
SPECTRUM (post approval safety study) initiated in Q4-2011
Study continuing
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD studies completed

CORPORATE UPDATE

Common Share Financing and Secondary Offering

On March 11, 2014, we completed a prospectus offering of 1,500,000 common shares from treasury for gross proceeds of CAD $15.0 million and 1,500,000 common shares in a secondary offering from CarCor Investment Holdings LLC, the shareholder from which we purchased Correvio, for gross proceeds of CAD $15.0 million, both at CAD $10.00 per common share, for a combined offering of CAD $30.0 million. This short form prospectus offering was made on a bought deal basis pursuant to an underwriting agreement with Canaccord Genuity Corp., acting as sole bookrunner and co-lead underwriter, and Cormark Securities Inc., acting as co-lead underwriter.

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As stated in the prospectus pursuant to which this financing was effected, we currently intend to use the proceeds for working capital and general corporate purposes (approximately 50% of net proceeds from the offering received by us), and the advancement of our business objectives outlined under “Our Strategy” in the short form prospectus, including, without limitation, for (a) regulatory costs of vernakalant (IV) and vernakalant (oral) (approximately 20% of net proceeds from the offering received by us) and (b) expansion of our sales and marketing efforts for BRINAVESSTM and AGGRASTATTM in Europe and other parts of the world (approximately 30% of net proceeds from the offering received by us). As the offering closed on March 11, 2014, we have not deployed any amount of such proceeds and will provide updated disclosure regarding the use of such proceeds in subsequent management’s disclosure and analysis.

At Market Sales Issuance Agreement

On February 18, 2014, we filed a prospectus supplement in each of the provinces of Canada, other than Québec, and the United States to qualify and register the distribution of our common shares having an aggregate offer price of up to $8.9 million in “at the market” distributions effected from time to time pursuant to an At Market Sales Issuance Agreement that we entered into on the same day with MLV & Co. LLC, as agent (the “ATM Offering”). As at the date of this document, we have sold 30,513 of our common shares in the ATM Offering. No sales in the ATM Offering will be made in Canada.

As stated in the prospectus supplement pursuant to which the ATM Offering financing is effected, we currently intend to use the net proceeds from the sale of the common shares offered in the ATM Offering primarily for working capital and general corporate purposes, including to fund expansion of our sales and marketing efforts for BRINAVESSTM and AGGRASTATTM in Europe and other parts of the world, for funding clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral), and for advancement of our other business objectives outlined under “Our Strategy” in the base shelf prospectus pursuant to which the ATM Offering is effected.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the recoverability of inventories, the assessment of net recoverable value and amortization period of intangible assets, accrual of clinical trial and research expenses, revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, impairment of long-lived assets, useful lives of intangible assets, clinical trial accounting and stock-based compensation. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2013. There have been no material changes to these accounting policies during the three months ended March 31, 2014.

RESULTS OF OPERATIONS

First Quarter Overview

We recorded net loss of $3.1 million ($0.20 loss per share) for the three months ended March 31, 2014, compared to net loss of $7.2 million ($0.53 loss per share) for the three months ended December 31, 2013. The decrease in net loss in Q1-2014 was due to increased sales of BRINAVESS™ as well as a full quarter of sales of AGGRASTAT™. In addition, acquisition costs and restructuring expenses of $2.8 million were recorded in Q4-2013, whereas no comparable expenses were incurred in Q1-2014.

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

We recorded net loss of $3.1 million ($0.20 loss per share) for the three months ended March 31, 2014 compared to net income of $18.4 million ($1.47 income per share) for the three months ended March 31, 2013. The net income in 2013 was due to the gain of $20.8 million on the settlement of debt with Merck, while no such gain was recorded in Q1-2014. The net loss in 2014 was due to greater expenses for commercialization efforts of our products compared to revenues earned.

Revenue

Total revenue for the three months ended March 31, 2014 was $7.6 million compared to $0.1 million for the three months ended March 31, 2013. In Q1-2014, we recorded product sales for BRINAVESS™ and AGGRASTAT™ of $6.6 million, and licensing, royalty and other fees of $1.0 million. In Q1-2013, revenue consisted of licensing and other fees we received from Merck.

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Product revenues comprise of sales of BRINAVESS™ and AGGRASTAT™. After the transfer of commercialization responsibility from Merck to us on September 16, 2013, we began to recognize product revenues from the sale of BRINAVESSTM in countries where the marketing authorization had been transferred to us from Merck.

Licensing, royalty and other fees for Q1-2014 represent royalty revenue from licensees, which is based on third-party sales of licensed products. In Q1-2013, licensing, royalty and other fees primarily represented royalties from our former collaborative partner.

Cost of Goods Sold

Cost of goods sold relating to the sale of BRINAVESSTM and AGGRASTATTM was $1.5 million for the three months ended March 31, 2014. We did not have any cost of goods sold in the three months ended March 31, 2013.

Cost of goods sold is comprised primarily of expenditures incurred in acquiring inventories, production or conversion, distribution and logistics costs, as well as quality control and monitoring costs.

Selling, General and Administration Expenditures

Selling, general and administration (“SG&A”) expenditures primarily consist of costs incurred to support the commercialization of BRINAVESSTM and AGGRASTATTM, wages and benefits (including stock-based compensation), office and administration costs, business development costs, consulting fees and professional fees.

SG&A expenditures for the three months ended March 31, 2014 were $8.0 million as compared to $2.2 million for the three months ended March 31, 2013. The increase was primarily due to an increase in costs associated with our sales and marketing efforts to support the commercialization of BRINAVESSTM and the continued sales of AGGRASTAT™ with the acquisition of Correvio late in 2013.

Other Income and Expenses

Other income and expenses consists of sublease income, interest income and expense, foreign exchange gains and losses, and gain on settlement of debt.

Other expenses for the three months ended March 31, 2014 were $0.3 million primarily due to interest expense on the deferred consideration arising from the acquisition of Correvio. For the three months ended March 31, 2013, other income was $21.0 million due to a gain of $20.8 million recorded on the settlement of debt owed to Merck.

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QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with U.S. GAAP:

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013

Total revenue(1)	$7,592	$3,867	$477	$107
Cost of goods sold(1)	1,493	889	47	-
Research and development	245	40	31	35
Selling, general and administration(2)	7,999	7,282	3,954	2,974
Restructuring	-	1,337	-	(57)
Net income (loss)	$(3,134)	$(7,232)	$(3,614)	$(2,774)
Income (loss) per share Basic and diluted(3)	$(0.20)	$(0.53)	$(0.29)	$(0.22)

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012

Total revenue	$60	$84	$63	$209
Research and development	370	385	449	2,255	(4)
Selling, general and administration(2)	2,209	2,208	2,496	2,207	(4)
Restructuring	(73)	35	9,036	165	(4)
Gain on settlement of debt	20,834	11,218	-	-
Net income (loss)	$18,393	$7,744	$(13,412)	$(5,677)
Income (loss) per share Basic and diluted(3)	$1.47	$0.63	$(1.10)	$(0.46)

(1) Effective Q3-2013, total revenue and cost of goods sold include amounts related to the sale of AGGRASTAT™.

(2) Effective Q1-2013, SG&A includes costs incurred to support the commercialization of BRINAVESSTM. Effective Q4-2013, SG&A includes costs incurred to support the commercialization of AGGRASTAT™.

(3) Income (loss) per share amounts for the periods presented have been adjusted on a retroactive basis to reflect the April 12, 2013 one-for-five share consolidation.

(4) Employee termination benefits relating to the Q1-2012 workforce reduction have been reclassified to restructuring.

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Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Revenues:

The increase in revenues over the past three quarters was due to sales of BRINAVESSTM and AGGRASTATTM. We began benefitting from worldwide sales from BRINAVESS™ in Q3-2013. Following the acquisition of Correvio in Q4-2013, we began recording sales of AGGRASTAT™.

Cost of goods sold:

The increase in cost of goods sold over the past three quarters was due to the product sales of BRINAVESSTM and AGGRASTATTM.

Research and Development Expenditures:

R&D expenses significantly decreased after Q2-2012 following our decision to eliminate our internal research activities. Research and development costs now include pre-clinical research and development work done externally through collaborations.

Selling, general and administration expenditures:

The increase in SG&A expenditures over the past two quarters was due to costs incurred to support the commercialization of BRINAVESSTM and to support the sales of AGGRASTATTM.

Restructuring:

Employee termination benefits incurred in connection with the acquisition of Correvio in Q4-2013 and the workforce reductions in Q3-2012 resulted in the variations in restructuring cost.

Gain on settlement of debt:

The debt settlement agreement with Merck in Q4-2012 and the resulting payments of the settlement amounts in Q4-2012 and Q1-2013 resulted in the gains on settlement of debt.

Net income (loss):

The timing and quantum of our revenues and expenses discussed above resulted in the variations in net income (loss). Our net income for Q1-2013 and Q4-2012 were also positively affected by the $20.8 million and $11.2 million gain on the settlement of debt owed to Merck, respectively.

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LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during the three months ended March 31, 2014 were financed mainly by our working capital carried forward from the preceding fiscal year. At March 31, 2014, we had working capital of $19.4 million, compared to $10.6 million at December 31, 2013. We had available cash reserves comprised of cash and cash equivalents of $13.2 million at March 31, 2014 compared to $11.0 million at December 31, 2013.

We believe that our cash position, expected future cash inflows from the sale of BRINAVESSTM and AGGRASTATTM, and our existing prospectus supplement in place for the ATM Offering will be sufficient to finance our operational and capital needs for at least 18 months.  In particular, we believe our cash reserves and expected cash inflows from the sale of BRINAVESSTM and AGGRASTATTM will fund further development and commercialization of our products, operational, and strategic activities. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with commercialization efforts, clinical trials, and strategic opportunities. As a result, in the future it may be necessary to raise additional funds. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that we will be able to successfully raise sufficient funds to continue the development and commercialization of our products and our operational activities.

Sources and Uses of Cash

	For the Three Months Ended March 31
(in thousands of U.S. dollars)	2014	2013
Cash used in operating activities	$(9,294)	$(2,482)
Cash used in investing activities	(15)	(18)
Cash provided by (used in) financing activities	11,539	(12,976)
Effect of foreign exchange rate on cash and cash equivalents	22	(44)
Net increase (decrease) in cash and cash equivalents	$2,252	$(15,520)

Cash used in operating activities in the three months ended March 31, 2014 was $9.3 million, an increase from cash used in operating activities of $2.5 million for the three months ended March 31, 2013. The increase in cash used was primarily due the timing of customer receipts and payment of liabilities.

Cash used in investing activities in the three months ended March 31, 2014 and three months ended March 31, 2013 were not significant.

Cash provided by financing activities was $11.5 million for the three months ended March 31, 2014, as compared to cash used in financing activities of $13.0 million for the three months ended March 31, 2013. This is mainly due to the CAD $15.0 million we received from a common share offering in Q1-2014, while in Q1-2013, we repaid $13.0 million of debt owed to Merck.

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Contractual Obligations

As of March 31, 2014, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2014	2015	2016	2017	2018	There- after	Total
Commitments for clinical and other agreements	2,059	1,538	12	7	7	-	3,623
Supplier purchase commitment	1,373	1,716	-	-	-	-	3,089
Deferred consideration	2,816	5,361	1,637				9,814
Interest expense on deferred consideration	772	700	164	-	-	-	1,636
Operating lease obligations	320	295	215	121	124	83	1,158
Total	$7,340	$9,610	$2,028	$128	$131	$83	$19,320

Outstanding Share Capital

As of May 8, 2014, there were 16,520,072 common shares issued and outstanding, and 1,139,912 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of CAD $4.44 per share.

RELATED PARTY TRANSACTIONS

We did not enter into any significant related party transactions in the three months ended March 31, 2014 or in the three months ended March 31, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

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FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At March 31, 2014, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in Canadian dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows.

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